U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 1-3203

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES
(Full title of the plan)

CHESAPEAKE CORPORATION 1021 East Cary Street P. O. Box 2350 Richmond, Virginia 23218-2350
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
INDEX OF FINANCIAL STATEMENTS AND SCHEDULE AND EXHIBIT

Page

Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3

Financial Statements:

Statements of Net Assets Available for Benefits at December 30, 2001 and December 30, 2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 30, 2001 and December 30, 2000 . . . . . . . . . . . . . . . . . .	5

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6-11

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 30, 2001. . .	12

Exhibit:

23.1 - Consent of Independent Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	13

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

By: /s/ J. P. Causey Jr.
J. P. Causey Jr.
Executive Vice President, Secretary & General Counsel

June 28, 2002

Report of Independent Accountants

To the Chesapeake Corporation 401(k) Savings

Plan for Hourly Employees Committee:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees (the "Plan") at December 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 30, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/PRICEWATERHOUSECOOPERS LLP

----------------------------------------------------

PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia

June 24, 2002

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 30, 2001 and 2000

	2001	2000
	-------------	-------------

Assets:
Investments at fair value (Notes 2 and 4)	$1,597,411	$3,046,804
Receivables:
Contributions receivable	2,333	-
Accrued income	-	1,307
	-------------	-------------
Total assets	1,599,744	3,048,111
	========	========
Liabilities:
Other liabilities	-	4,985
	-------------	-------------
Total liabilities	-	4,985
	-------------	-------------
Net assets available for benefits	$1,599,744	$3,043,126
	========	========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 30, 2001 and 2000

	2001	2000
	------------	-------------

Investment Income (Loss):
Interest and dividends	$ 77,017	$ 89,791
Net depreciation in fair value of investments (Notes 2 and 4)	(276,077)	(438,592)
	-------------	-------------
	(199,060)	(348,801)

Contributions (Note 1):
Participants	612,858	911,385
Employer	148,001	130,515
	-------------	-------------
	760,859	1,041,900

Distributions to participants (Note 1)	(551,984)	(311,605)
Administrative fees	(3,471)	(5,144)
	-------------	-------------
Net increase	6,344	376,350

Interplan transfers, net (Note 6)	(1,449,726)	(893,750)

Net assets available for benefits, beginning of year	3,043,126	3,560,526
	-------------	-------------
Net assets available for benefits, end of year	$1,599,744	$3,043,126
	========	========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

  Description of Plan:

  General

  The Chesapeake Corporation 401(k) Savings Plan for Hourly Employees (the "Plan") covers eligible hourly employees of Chesapeake Corporation ("Chesapeake" or the "Employer") and Chesapeake's subsidiaries, as described in the Plan document. The Plan's assets are held by Putnam Fiduciary Trust Company (the "Trustee"). Effective February 1, 2001, the Plan's trustee was changed from the Bank of New York to Putnam Fiduciary Trust Company.

  The Plan is a defined contribution plan. Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, disposition of forfeitures, and vesting is provided in the Plan document, which is available at the main office of the Plan administrator at 1021 East Cary Street, Richmond, Virginia 23219.

  Employee Contributions

  Effective February 1, 2001, a participant may elect to defer receipt of 1% to 15% (10% prior to February 1, 2001) of annual before-tax compensation, in increments of 1%. However, a participant that is a member of a collective bargaining unit may elect to defer receipt of 1% to 10% of annual before-tax compensation. Elective deferral contributions may not exceed statutory limits ($10,500 in both 2001 and 2000) per participant in any taxable year. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may discontinue their election to contribute at any time.

  Employer Contributions

  Effective February 1, 2001, the Plan provides for a matching contribution each Plan year in an amount equal to 60% of the first 6% of each participant's compensation that the participant elects to contribute to the Plan as an elective deferral contribution for the Plan year, up to an annual maximum as defined by the Plan. However, for a participant that is a member of a collective bargaining unit, the Plan provides for discretionary matching contributions ranging from 20% to 50% of the participant's elective deferral contribution, up to an annual maximum as defined by the Plan. Prior to February 1, 2001, the Plan provided for discretionary matching contributions ranging from 20% to 50% of the participant's elective deferral contribution, up to an annual maximum as defined by the Plan. Matching contributions from Chesapeake are limited to annual dollar and percentage thresholds which vary depending upon location. The matching contributions are credited to participant accounts and invested in accordance with the participant's investment elections. Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document. Chesapeake may make contributions on behalf of specified participants, regardless of whether the participants make elective deferral contributions, as nonelective contributions.

  Vesting

  Participants are fully and immediately vested in all employee contributions. Employees are generally vested in employer matching contributions pro rata over a five year period.

  NOTES TO FINANCIAL STATEMENTS, Continued

  1. Description of Plan, continued:

  Participant Loans

  Employees who are participants in the Plan may borrow, from the vested portion of their fund accounts, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime lending rate plus one percent at the date of origination of the loan, as determined monthly by the Plan administrator. Loans generally become due and payable in full once a participant terminates employment. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the Internal Revenue Code. At December 30, 2001, interest rates on outstanding loans ranged from 7.00% to 9.50%. Principal and interest is paid ratably through payroll deductions.

  Distributions

  Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability. Benefit payments are made to the participant as a lump-sum distribution or an annuity. If the present value of the benefit to be received is less than $5,000, a lump-sum distribution is required.

  Forfeitures

  Termination of employment for reasons other than retirement, disability or death generally results in forfeiture of the non-vested portion of a participant's account. Forfeitures are held in the Plan and serve to reduce future employer contributions under certain conditions described in the Plan document. The balance of forfeited non-vested accounts was $8,831 and $2,439 at December 30, 2001 and 2000, respectively.

  Plan Expenses

  Expenses incurred in connection with the purchase or transfer of Chesapeake Corporation common stock are borne by a participant's account. Fees, if any, of investment managers are borne by participants who select such investments. Effective February 1, 2001, there are no trustee or recordkeeper fees associated with the plan. All other expenses associated with the administration of the Plan are paid by Chesapeake.

  Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis in conformity with generally accepted accounting principles in the United States.

NOTES TO FINANCIAL STATEMENTS, Continued

  Summary of Significant Accounting Policies, continued:

  Investment Valuation and Income

  Investments are stated at fair value determined as follows:

Mutual and money market funds	- Quoted market value
Chesapeake common stock	- Last published year-end sale price on the New York Stock Exchange
Loans to participants	- Balances due which approximate fair value

  Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the "net depreciation in fair value of investments" which consists of the realized gains and losses and the change in unrealized appreciation or depreciation on those investments.

  Risks and Uncertainties

  The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as a direct Chesapeake common stock investment. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the financial statements and related disclosures. Actual results could differ from those estimates.

  Plan Termination:

While Chesapeake has not expressed any intent to discontinue its contributions, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his account and payment of such amounts will be made by the Trustee as directed by the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees Committee.

NOTES TO FINANCIAL STATEMENTS, Continued

4. Investment Options:

Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of the following investment options, effective February 1, 2001:

PIMCO Total Return Fund - This fund targets intermediate-maturity fixed-income securities for all major sectors of the bond market.

Dodge & Cox Stock Fund - This fund invests primarily in a broadly diversified portfolio of common stocks.

Franklin Small-Mid Cap Growth Fund - This fund primarily invests in stocks of small companies with market-capitalization values of less than $1.5 billion, similar in size to those in the Russell 2000 Index.

Neuberger & Berman Genesis Trust - This trust invests primarily in common stocks of companies with market capitalization of less than $1.5 billion at the time of purchase.

Putnam Growth Opportunities Fund - This fund invests primarily in stocks of very large, highly competitive growth companies.

Putnam S&P 500 Index Fund - This fund invests in common-stock securities; it seeks to approximate the performance of the S&P 500.

Putnam International Growth Fund - This fund's portfolio is composed primarily of stocks of companies located outside the United States.

Putnam Stable Value Fund - This fund invests primarily in high-quality, fixed-income investments.

Putnam Balanced Fund - The greatest portion of this fund's portfolio is invested in the stocks of large, rapidly growing companies across a wide range of industries.

Chesapeake Corporation Common Stock - This fund consists of shares of the Company's common stock. The investments in Chesapeake common stock may be purchased by the Trustee at fair market value in the open market, in private transactions, or from the authorized but unissued shares of Chesapeake.

NOTES TO FINANCIAL STATEMENTS, Continued

4. Investment Options continued:

Significant Investments

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:
	December 30,
	2001	2000
	-----------	------------
Investments at fair value as determined by quoted market price:
Growth
Putnam Growth Opportunities Fund (28,868 and 0 shares, respectively)	$428,691	$ -
Diversified Equity Fund (0 and 17,331 shares, respectively)	-	398,530
American Century Ultra Fund (0 and 33,639 shares, respectively)	-	1,088,910
Growth and Income
Dodge and Cox Stock Fund (2,648 and 0 shares, respectively)	266,132	-
Partners Trust Fund (0 and 24,154 shares, respectively)	-	408,211
Income
PIMCO Total Return Fund (23,248 and 0 shares, respectively)	243,174	-
Dreyfus A Bond Plus Fund (0 and 16,927 shares, respectively)	-	235,116
Phoenix High Yield Fund (0 and 21,027 shares, respectively)	-	133,730
Capital Preservation
Putnam Stable Value Fund (284,357 and 0 shares, respectively)	284,357	-
LaSalle Interest Income Fund (0 and 232,774 shares, respectively)	-	232,774
Common stock
Chesapeake Corporation (6,454 and 15,629 shares, respectively)	179,473	321,371
Participant Loans	94,570	205,910

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:
	2001	2000
Mutual funds	$(397,254)	$(349,022)
Common stock	121,177	(89,570)
	---------	---------
	$(276,077)	$(438,592)
	=======	=======

5. Tax Status:

The Plan obtained its latest determination letter on May 20, 1996, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, management and the Plan administrator believe that the Plan is currently designed and being operated in accordance with all applicable rules and regulations. Therefore, the administrator believes that the Plan was tax exempt as of the financial statement dates.

NOTES TO FINANCIAL STATEMENTS, Continued

6. Interplan Transfers:

On May 18, 2001, Chesapeake completed the sale of Chesapeake Packaging Company and Capitol Packaging Corporation to Inland Paperboard and Packaging, Inc., a subsidiary of Temple-Inland, Inc ("T-I"). The terminated employees became vested in the plan, and the net value of the applicable participant accounts, which amounted to approximately $1.5 million, was transferred to a T-I sponsored plan in August 2001.

On February 18, 2000, Chesapeake contributed its litho-laminated business of Chesapeake Display and Packaging Company to a joint venture with Georgia-Pacific Corporation ("G-P"). The net value of applicable participants' accounts were transferred to a G-P sponsored plan and amounted to approximately $0.8 million.

On July 30, 1999, Chesapeake sold its building products business. In accordance with the agreement at that date, approximately $24 thousand was transferred from the Plan to the St. Laurent sponsored plan in August 2000. Net transfers for the year 2000 of approximately $38 thousand related to transfers from the Plan to the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees.

7. Party-in-Interest Transactions:

Certain Plan investments are shares of Chesapeake Corporation common stock. Certain Plan investments are shares of mutual funds and money market funds managed by Putnam Investments, Inc, of which the Trustee is a subsidiary. Therefore, these transactions qualify as party-in-interest.

8. Sales of Businesses:

On July 30, 2001, Chesapeake completed the sale of substantially all of its U.S. display assets of Chesapeake Display and Packaging Company to CorrFlex Graphics, LLC. Under the terms of the agreement, those applicable participants of the Plan that were terminated upon the close of the sale became vested in the Plan. The participants affected had the option to receive a distribution of their account balances or to keep their accounts in the Plan, per the distribution procedures as outlined in the Plan document.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 30, 2001

(a) Parties- In-Interest	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, Collateral or Maturity Value	(d) Current Value of Asset

	PIMCO Total Return Fund	The fund targets intermediate-maturity fixed-income securities for all major sectors of the bond market	$ 243,174
	Dodge & Cox Stock Fund	The fund invests primarily in a broadly diversified portfolio of common stocks	266,132
	Franklin Small-Mid Cap Growth Fund	Primarily invests in stocks of small companies with market-cap values of less than $1.5 billion, similar in size to those in the Russell 2000 Index	22,291
	Neuberger & Berman Genesis Trust	Invests primarily in common stocks of companies with market capitalization of less than $1.5 billion at the time of purchase	33,772
*	Putnam Growth Opportunities Fund	Invests primarily in stocks of very large, highly competitive growth companies	428,691
*	Putnam S&P 500 Index Fund	Invests in common-stock securities; seeks to approximate the performance of the S&P 500	9,297
*	Putnam International Growth Fund	Portfolio composed primarily of stocks of companies located outside the United States	3,154
*	Putnam Stable Value Fund	Invests primarily in high-quality, fixed-income investments	284,357
*	Putnam Balanced Fund	The greatest portion of the fund's portfolio is invested in the stocks of large, rapidly growing companies across a wide range of industries.	32,500
*	Common Stock Chesapeake Corporation	Corporate common stock	179,473
*	Loans to Participants of the Plan	Interest rates range from 7.00% to 9.50%	94,570
		Total	$ 1,597,411

* Indicates party-in-interest

EXHIBIT 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-26150) of Chesapeake Corporation of our report dated June 24, 2002 relating to the financial statements of the Chesapeake Corporation 401(k) Savings Plan for Hourly Employees, which appears in this Form 11-K.

/S/ PRICEWATERHOUSECOOPERS LLP

------------------------

PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia

June 28, 2002